AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 20, 2006

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                            Community West Bancshares
                            -------------------------
                                (Name of Issuer)

                           Common Stock - No Par Value
                           ---------------------------
                         (Title of Class of Securities)

                                   204157-10-1
                                   -----------
                                 (CUSIP Number)

                                 Allen H. Blake
              600 James S. McDonnell Boulevard. Hazelwood, MO 63042
                                 (314) 592-5000
                                 --------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  July 11, 2006
                                  -------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box |X|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  204157-10-1

1.      NAME OF REPORTING PERSONS

             Investors of America, Limited Partnership
             IRS Identification No. of above

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                              (a) -(X)-

                                                              (b) -( )-

3.      SEC USE ONLY

4.      SOURCE OF FUNDS (See Instructions)

        OO -Investment Funds of Reporting Limited Partnership

5.      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
           2(d) or 2(e) -|_|-

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

                Nevada

                                                  7.    SOLE VOTING POWER
NUMBER OF SHARES                                             568,696
BENEFICIALLY OWNED
BY EACH REPORTING                                 8.    SHARED VOTING POWER
PERSON WITH                                                     0

                                                  9.    SOLE DISPOSITIVE POWER
                                                             568,696



                                                  10.   SHARED DISPOSITIVE POWER
                                                                0

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                568,696

12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ( )

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                9.8%

14.     TYPE OF REPORTING PERSON (See Instructions)
                PN

CUSIP NO.  204157-10-1

1.      NAME OF REPORTING PERSONS

                First Banks, Inc.
                IRS Identification No. of above

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                   (a) -(X)-

                                                                   (b) -( )-

3.      SEC USE ONLY


4.      SOURCE OF FUNDS (See Instructions)

        WC

5.      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
           2(d) or 2(e) -|_|-

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

                Missouri

                                                   7.   SOLE VOTING POWER
NUMBER OF SHARES                                             593,976
BENEFICIALLY OWNED
BY EACH REPORTING                                  8.   SHARED VOTING POWER
PERSON WITH                                                     0

                                                   9.   SOLE DISPOSITIVE POWER
                                                             593,976

                                                   10.  SHARED DISPOSITIVE POWER
                                                                0

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                593,976

12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ( )

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                10.3%

14.     TYPE OF REPORTING PERSON (See Instructions)
                HC / CO

Item 1. Security and Issuer

This statement relates to the Common Stock, no par value (the "Common Stock"), issued by Community West Bancshares ("Community"), with principal executive offices located at 445 Pine Avenue, Goleta, California 93117.

Item 2. Identity and Background

This statement is filed by (i) Investors of America, Limited Partnership, a Nevada limited partnership ("Investors") and (ii) First Banks, Inc., a Missouri corporation ("First Banks").

The general partner of Investors is First Securities America, Inc., a Missouri corporation ("First Securities"). James F. Dierberg is the controlling shareholder of First Securities. The directors and officers of First Securities are James F. Dierberg (President, Director and controlling shareholder) and Mary
W. Dierberg (Secretary, Treasurer and Director). James F. Dierberg and Mary W. Dierberg are husband and wife.

The Dierberg family also controls First Banks, a Missouri corporation and registered bank holding company, through various family trusts. The directors and executive officers of First Banks are identified on Exhibit 2D and Exhibits 2G through 2P filed herewith.

The information required by Item 2 with respect to each of the above named persons is attached to this statement as Exhibits 2A through 2P, and is incorporated herein by reference.

The information disclosed in Exhibits 2A through 2P is included pursuant to General Instruction C to Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

See Item 4 of the cover  sheets  and  Exhibit  5(c),  attached  hereto,  of this
Schedule 13D.

Item 4. Purpose of Transaction

Investors frequently invests in the securities of financial institutions and holds the Common Stock for investment purposes.

First Banks filed an application with the Board of Governors of the Federal Reserve System for prior approval to acquire up to 24.99%, in the aggregate, of the outstanding voting shares of Community, and thereby to indirectly acquire up to 24.99% of the outstanding voting shares of its subsidiary bank, Goleta National Bank, Goleta California. Regulatory approval of the acquisition of shares of the Common Stock by First Banks was received.

Investors has not purchased additional shares and presently does not intend to purchase additional shares of the Common stock, and is submitting this Schedule 13D as part of a group.

Item 5. Interest in Securities of the Issuer

(a) The aggregate percentage of shares of Common Stock reported owned by Investors and First Banks is based upon 5,780,653 shares outstanding as reported in Community's Quarterly Report of Form 10-Q, as filed with the Securities and Exchange Commission on May 12, 2006. As of the close of business on July 17, 2006, Investors beneficially owned 568,696, or approximately 9.8% of such number of shares of Common Stock, and First Banks owned 593,976 shares, or approximately 10.3%.

(b) Investors has the sole power to vote and dispose of all shares attributed to it, and First Banks has the sole power to vote and dispose of all shares attributable to it.

(c) Investors has not effected any purchases of Common Stock during the past 60 days. All transactions in the shares of Common Stock effected by First Banks during the past 60 days are described in Exhibit 5(c) attached hereto, and is incorporated herein by reference. All such shares were purchased through a broker/dealer.

(d-e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Investors and First Banks are under the control of James F. Dierberg. See Item 2 above. James F. Dierberg and Mary W. Dierberg are husband and wife.

Item 7. Material to Be Filed as Exhibits

Exhibit 5(c) - Transactions in the Common Stock effected during the past 60 days.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            INVESTORS OF AMERICA,
                            LIMITED PARTNERSHIP


                            By: /s/ James F. Dierberg
                                ------------------------------------------------
                                    James F. Dierberg
                                    President of First Securities America, Inc.,
                                    General Partner

                            FIRST BANKS, INC.


                            By: /s/ Allen H. Blake
                                ------------------------------------------------
                                    Allen H. Blake
                                    President and Chief Executive Officer


Date: July 20, 2006

                                  EXHIBIT INDEX
Exhibit No.                                                         Page No.
-----------                                                         --------
Exhibit 2A                                                              8

Exhibit 2B                                                              9

Exhibit 2C                                                             10

Exhibit 2D                                                             11

Exhibit 2E                                                             12

Exhibit 2F                                                             13

Exhibit 2G                                                             14

Exhibit 2H                                                             15

Exhibit 2I                                                             16

Exhibit 2J                                                             17

Exhibit 2K                                                             18

Exhibit 2L                                                             19

Exhibit 2M                                                             20

Exhibit 2N                                                             21

Exhibit 2O                                                             22

Exhibit 2P                                                             23

Exhibit 5(c)                                                           24

                                   Exhibit 2A

INVESTORS OF AMERICA, LIMITED PARTNERSHIP

State or Other Place of Organization:           Nevada

Principal Business:                             Investment in real estate
                                                and stocks

Address of Principal Business:                  1504 Hwy. #395 N #8-00508
                                                Gardnerville, Nevada 89410

Address of Principal Office:                    1504 Hwy. #395 N #8-00508
                                                Gardnerville, Nevada 89410

Criminal Proceedings During Last 5 Years:       None

Civil Proceedings During Last 5 Years:          None

                                   Exhibit 2B

FIRST SECURITIES AMERICA, INC. (General Partner of Investors of America, Limited Partnership)

State or Other Place of Organization:           Missouri

Principal Business:                             Insurance and investments

Address of Principal Business:                  135 North Meramec
                                                Clayton, Missouri 63105

Address of Principal Office:                    135 North Meramec
                                                Clayton, Missouri 63105

Criminal Proceedings During Last 5 Years:       None

Civil Proceedings During Last 5 Years:          None

                                   Exhibit 2C

FIRST BANKS, INC.

State or Other Place of Organization:           Missouri

Principal Business:                             Bank Holding Company

Address of Principal Business:                  135 North Meramec
                                                Clayton, Missouri 63105

Address of Principal Office:                    135 North Meramec
                                                Clayton, Missouri 63105

Criminal Proceedings During Last 5 Years:       None

Civil Proceedings During Last 5 Years:          None

                                   Exhibit 2D

JAMES F. DIERBERG (Chairman of the Board of Directors of First Banks, Inc., and trustee of the James F. Dierberg Living Trust, dated October 8, 1985)

Residence or Business Address:                  135 North Meramec
                                                Clayton, Missouri 63105

Principal Occupation or Employment:             Chairman of the Board of
                                                Directors

Name of Employer:                               First Banks, Inc.

Principal Business:                             Bank Holding Company

Address:                                        135 North Meramec
                                                Clayton, Missouri 63105

Criminal Proceedings During Last 5 Years:       None

Civil Proceedings During Last 5 Years:          None

Citizenship:                                    U. S. A.

                                   Exhibit 2E

MARY W. DIERBERG. (Co-Trustee under First Trust established U/I James F. Dierberg dated December 30, 1992 and Trustee of The Michael J. Dierberg Irrevocable Trust dated May 1, 1998).

Residence or Business Address:                  c/o First Banks, Inc.
                                                135 North Meramec
                                                Clayton, Missouri 63105

Principal Occupation or Employment:             Housewife

Criminal Proceedings During Last 5 Years:       None

Civil Proceedings During Last 5 Years:          None

Citizenship:                                    U. S. A.

                                   Exhibit 2F

FIRST BANK (Co-Trustee of First Trust established U/I James F. Dierberg dated December 30, 1992 and Trustee of The Michael J. Dierberg Irrevocable Trust dated May 1, 1998)

State or Other Place of Organization:           Missouri

Principal Business:                             Banking

Address of Principal Business:                  11901 Olive Boulevard
                                                St. Louis, Missouri 63141

Address of Principal Office:                    11901 Olive Boulevard
                                                St. Louis, Missouri 63141

Criminal Proceedings During Last 5 Years:       None

Civil Proceedings During Last 5 Years:          None

                                   Exhibit 2G

ALLEN H. BLAKE (President, Chief Executive Officer and Director of First Banks, Inc.)

Residence or Business Address:                  600 James S. McDonnell Boulevard
                                                Hazelwood, Missouri 63042

Principal Occupation or Employment:             President and Chief Executive
                                                Officer

Name of Employer:                               First Banks, Inc.

Principal Business:                             Bank Holding Company

Address:                                        135 North Meramec
                                                Clayton, Missouri 63105

Criminal Proceedings During Last 5 Years:       None

Civil Proceedings During Last 5 Years:          None

Citizenship:                                    U. S. A.

                                   Exhibit 2H

TERRANCE M. McCARTHY (Senior Executive Vice President, Chief Operating Officer and Director of First Banks, Inc.)

Residence or Business Address:                  600 James S. McDonnell Boulevard
                                                Hazelwood, Missouri 63042

Principal Occupation or Employment:             Chief Operating Officer

Name of Employer:                               First Banks, Inc.

Principal Business:                             Bank Holding Company

Address:                                        135 North Meramec
                                                Clayton, Missouri 63105

Criminal Proceedings During Last 5 Years:       None

Civil Proceedings During Last 5 Years:          None

Citizenship:                                    U. S. A.

                                   Exhibit 2I

STEVEN F. SCHEPMAN (Senior Vice President, Chief Financial Officer and Director of First Banks, Inc.)

Residence or Business Address:                  600 James S. McDonnell Boulevard
                                                Hazelwood, Missouri 63042

Principal Occupation or Employment:             Chief Financial Officer

Name of Employer:                               First Banks, Inc.

Principal Business:                             Bank Holding Company

Address:                                        135 North Meramec
                                                Clayton, Missouri 63105

Criminal Proceedings During Last 5 Years:       None

Civil Proceedings During Last 5 Years:          None

Citizenship:                                    U. S. A.

                                   Exhibit 2J

GORDON A. GUNDAKER (Director of First Banks, Inc.)

Residence or Business Address:                  2458 Old Dorsett Road
                                                St. Louis, Missouri 63043

Principal Occupation or Employment:             President and Chief Executive
                                                Officer

Name of Employer:                               Coldwell Banker Gundaker

Principal Business:                             Full-service real estate
                                                brokerage company

Address:                                        2458 Old Dorsett Road
                                                St. Louis, Missouri 63043

Criminal Proceedings During Last 5 Years:       None

Civil Proceedings During Last 5 Years:          None

Citizenship:                                    U. S. A.

                                   Exhibit 2K

DAVID L. STEWARD (Director of First Banks, Inc.)

Residence or Business Address:                  60 Weldon Parkway
                                                St. Louis, Missouri 63043

Principal Occupation or Employment:             Chairman of the Board of
                                                Directors

Name of Employer:                               World Wide Technology Holding
                                                Co., Inc.

Principal Business:                             Electronic procurement and
                                                logistics company in the
                                                information technology industry

Address:                                        60 Weldon Parkway
                                                St. Louis, Missouri 63043

Criminal Proceedings During Last 5 Years:       None

Civil Proceedings During Last 5 Years:          None

Citizenship:                                    U. S. A.

                                   Exhibit 2L

DOUGLAS H. YAEGER (Director of First Banks, Inc.)

Residence or Business Address:                  720 Olive Street, Room 1507
                                                St. Louis, Missouri 63101

Principal Occupation or Employment:             Chairman of the Board of
                                                Directors, President and Chief
                                                Executive Officer

Name of Employer:                               The Laclede Group, Inc.

Principal Business:                             Exempt public utility holding
                                                company

Address:                                        720 Olive Street, Room 1507
                                                St. Louis, Missouri 63101

Criminal Proceedings During Last 5 Years:       None

Civil Proceedings During Last 5 Years:          None

Citizenship:                                    U. S. A.

                                   Exhibit 2M

RUSSELL L. GOLDAMMER (Executive Vice President and Chief Information Officer of First Banks, Inc.)

Residence or Business Address:                  600 James S. McDonnell Boulevard
                                                Hazelwood, Missouri 63042

Principal Occupation or Employment:             Chief Information Officer

Name of Employer:                               First Banks, Inc.

Principal Business:                             Bank Holding Company

Address:                                        135 North Meramec
                                                Clayton, Missouri 63105

Criminal Proceedings During Last 5 Years:       None

Civil Proceedings During Last 5 Years:          None

Citizenship:                                    U. S. A.

                                    Exhibit N

DANIEL W. JASPER (Executive Vice President and Chief Credit Officer of First Banks, Inc.)

Residence or Business Address:                  11901 Olive Boulevard
                                                St. Louis, Missouri 63141

Principal Occupation or Employment:             Chief Credit Officer

Name of Employer:                               First Banks, Inc.

Principal Business:                             Bank Holding Company

Address:                                        135 North Meramec
                                                Clayton, Missouri 63105

Criminal Proceedings During Last 5 Years:       None

Civil Proceedings During Last 5 Years:          None

Citizenship:                                    U. S. A.

                                   Exhibit 2O

F. CHRISTOPHER McLAUGHLIN (Executive Vice President and Director of Sales, Marketing and Products of First Banks, Inc.)

Residence or Business Address:                  600 James S. McDonnell Boulevard
                                                Hazelwood, Missouri 63042

Principal Occupation or Employment:             Director of Sales, Marketing
                                                and Products

Name of Employer:                               First Banks, Inc.

Principal Business:                             Bank Holding Company

Address:                                        135 North Meramec
                                                Clayton, Missouri 63105

Criminal Proceedings During Last 5 Years:       None

Civil Proceedings During Last 5 Years:          None

Citizenship:                                    U. S. A.

                                   Exhibit 2P

MARY P. SHERRILL (Executive Vice President and Director of Operations of First Banks, Inc.)

Residence or Business Address:                  600 James S. McDonnell Boulevard
                                                Hazelwood, Missouri 63042

Principal Occupation or Employment:             Director of Operations

Name of Employer:                               First Banks, Inc.

Principal Business:                             Bank Holding Company

Address:                                        135 North Meramec
                                                Clayton, Missouri 63105

Criminal Proceedings During Last 5 Years:       None

Civil Proceedings During Last 5 Years:          None

Citizenship:                                    U. S. A.

                                  Exhibit 5(c)


                   (Transactions Effected Within Past 60 Days)

Identity of Purchaser    Date of Purchase    Number of Shares    Price Per Share
---------------------    ----------------    ----------------    ---------------

First Banks, Inc.         May 12, 2006           20,000             $15.65
                          June 9, 2006           30,000             $15.70
                          June 21, 2006           5,000             $15.65
                          July 11, 2006          43,000             $15.70


Investors of America,         N/A                 None               N/A
Limited Partnership


All such shares were purchased through a broker/dealer.